INDEPENDENCE TAX CREDIT PLUS L.P. III
                               625 Madison Avenue
                            New York, New York 10022
                                                               October 23, 1998

Dear BACs holder:

            As you are by now aware, Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "Lehigh Offer") to purchase Beneficial Assignment Certificates representing assignments of limited partnership interests ("BACs") of Independence Tax Credit Plus L.P. III (the "Partnership") for a cash purchase price of $750 per BAC. THE PURCHASER IS AN AFFILIATE OF RELATED INDEPENDENCE ASSOCIATES III L.P., THE GENERAL PARTNER OF THE PARTNERSHIP (THE "GENERAL PARTNER").

            The General Partner is expressing no opinion and is remaining neutral with respect to the Lehigh Offer. Although the General Partner is not making a recommendation with respect to the Lehigh Offer, the General Partner believes that BACs holders should carefully consider the following factors in making their own decision of whether to accept or reject the Lehigh Offer:

         o BACs holders should note that the selling price for BACs reported in the limited and sporadic secondary market during the two-month period ended July 31, 1997 was $850. No trading of BACs has occurred from July, 1997 through August 31, 1998 (the last date for which public information concerning trading in BACs is available). However, the Purchaser states its belief in the Lehigh Offer that such secondary market selling prices do not take into account commissions charged by secondary market makers effectuating such sales and the fact that the BACs become less valuable with the passage of time as fewer tax credits remain. Additionally, based on certain assumptions made therein, the Purchaser states in the Lehigh Offer that the present value of the potential aggregate benefits to a BACs holder who tenders to the Purchaser exceeds the Purchaser's estimate of the present value of the potential aggregate benefits if a BACs holder does not tender.

         o The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership. BACs holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Lehigh Offer.

         o As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.

         o BACs HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE BACs SHOULD THEY TENDER PURSUANT TO THE LEHIGH OFFER.


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            Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Lehigh Offer. BACs holders are advised to carefully read the Schedule 14D-9 and consult with their advisors about the financial, tax, legal and other implications of accepting the Lehigh Offer.

            Please do not hesitate to call Denise Bernstein, c/o Related Capital Company, at (800) 600-6422 (ext. 2030) for assistance in any Partnership matter.





                                          INDEPENDENCE TAX CREDIT PLUS L.P. III

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